Exhibit 1

British American Tobacco p.l.c.

1 April 2021

British American Tobacco Notice of Board Changes and Withdrawal of AGM Resolution

The Company announces that it has received notice from Jerry Fowden, Non-Executive Director of the Company, of his resignation from the Board with effect from 1 April 2021. Accordingly, he will not seek re-election at the Annual General Meeting to be held on 28 April 2021.

In view of BAT Group activities to expand its portfolio beyond nicotine, Jerry has decided to step down from the Board of the Company to ensure there would be no potential for a conflict of interest to arise in view of his other external commitments, which he has decided to focus on.

Chairman Richard Burrows said: “On behalf of the Board, I would like to thank Jerry for his valuable contribution to the Company since his appointment as a Non-Executive Director in September 2019. We wish him the very best for the future.”

As the Company’s Notice of Meeting has already been issued, the Company confirms that the resolution to reappoint Jerry Fowden as a Non-Executive Director of the Company (resolution number 9) is now withdrawn.

The withdrawal of resolution number 9 does not otherwise affect the validity of the Notice of Meeting, the proxy form or any proxy votes already submitted on other proposed resolutions. The numbering of all other proposed resolutions at the AGM will remain unchanged. This announcement is made in compliance with the Company’s obligations under the Listing Rules, specifically Rule 9.6.11.

Board Committee Changes

Following receipt of notice of Jerry Fowden’s resignation, a review of the memberships of the Company’s Board Committees has been undertaken. Karen Guerra, a Non-Executive Director of the Company, will join the Audit Committee and step down from the Remuneration Committee with effect from 1 April 2021. The biographical details within the Notice of Meeting in respect of Karen Guerra’s Committee membership should be read as including those Committee membership changes. These changes do not affect the validity of the Notice of Meeting or the proxy form.

As a consequence of the above changes, the memberships of the Company’s Audit Committee and Remuneration Committee (all comprising Non-Executive Directors) are as follows with effect from 1 April 2021:

Audit Committee
Chair: Holly Keller Koeppel
Karen Guerra
Luc Jobin (to step down from the Audit Committee on appointment as Chairman from conclusion of the Company’s Annual General Meeting)
Darrell Thomas

Remuneration Committee
Chair: Dimitri Panayotopoulos
Sue Farr
Dr Marion Helmes
Savio Kwan

Retirement of Jerry Fowden: disclosures required by section 430(2B), Companies Act 2006

As required by section 430(2B) of the Companies Act 2006, the Company confirms that no remuneration is payable consequent upon or in respect of his resignation.

Jerry Fowden received pro-rated Board, Audit Committee and Nominations Committee fees to the date of his resignation. He will not receive any payment for loss of office or any other payment in relation to the cessation of his appointment with the Company.

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263